BRIGGS AND MORGAN
Professional Association
2200 IDS Center
Minneapolis, MN 55402
(612) 977-8400

February 9, 2015

Writer’s Direct Dial:	Writer’s E-mail:
(612) 977-8727	asherod@briggs.com

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Greg Dundas

Re:                             CACHET FINANCIAL SOLUTIONS, INC.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
REGISTRATION NO. 333-201460

Ladies and Gentlemen:

On behalf of Cachet Financial Solutions, Inc. (the “Company”), attached please find an EDGAR transmission of Amendment No. 1 to Registration Statement on Form S-1 pursuant to the Securities Act of 1933, as amended. As discussed with Mr, Dundas, the Registration Statement has been revised to update the executive and Director compensation from 2013 year-end to 2014 year-end.

We are also including a copy of the Registration Statement marked to show changes to the initial filing made on January 12, 2015. If you have any questions, please contact the undersigned at (612) 977-8727 or Darin McAreavey, the Company’s Chief Financial Officer, at (952) 698-5214.

Very truly yours,

/s/ Alec C. Sherod
Alec C. Sherod

cc: Darin McAreavey